As filed with the Securities and Exchange Commission on January 12, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

FS GLOBAL CREDIT OPPORTUNITIES FUND—D

(Name of Subject Company (Issuer))

FS GLOBAL CREDIT OPPORTUNITIES FUND—D

(Names of filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

30291A 102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael C. Forman

President and Chief Executive Officer

FS Global Credit Opportunities Fund—D

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$1,486,253.74	$149.67*

*	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $100.70 for each $1,000,000 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $149.67

Form or Registration No.: Schedule TO

Filing Party: FS Global Credit Opportunities Fund—D

Date Filed: November 20, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on November 20, 2015 by FS Global Credit Opportunities Fund—D, a Delaware statutory trust (the “Company”), in connection with the offer by the Company to purchase up to 198,347 of the Company’s issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”) (which number represents 5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2014). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 20, 2015, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 5:00 P.M., Central Time, on December 30, 2015, and a total of 120,714.837 Shares were validly tendered pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 120,714.837 Shares validly tendered and not withdrawn at a price equal to $7.06 per Share (an amount equal to the net asset value per Share as of January 6, 2016) for an aggregate purchase price of approximately $852,355.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2016

FS GLOBAL CREDIT OPPORTUNITIES FUND—D

By:	/s/ STEPHEN S. SYPHERD
	Name:	Stephen S. Sypherd
	Title:	Vice President, Treasurer and Secretary

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